Mr John P Nolan

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

22 December 2005

Dear Mr Nolan

HSBC Holdings plc

Annual Report Form 20-F for year ended December 31, 2004 filed March 4, 2005

File No 1-14930

We refer to your letter of November 29, 2005 which set out your comments on the above-referenced filing. Our responses are as set out below.

Note 49 – Differences between UK GAAP and US GAAP, page 322

1

We note your disclosure on page 344 that with the exception of certain subsidiaries in North America you have not elected to satisfy the prescriptive hedge documentation requirements of SFAS 133 in respect of external derivative contracts. In situations where the hedge documentation requirements of SFAS 133 have not been met, please tell us if you designate the derivative contracts as economic hedges (with gains and losses recognised directly into earnings) in accordance with paragraph 18(a) of SFAS 133 or if you continue to account for these contracts as fair value or cash flow hedges. Please also revise future filing disclosures to clarify your accounting treatment in this area.

In instances where the hedge documentation requirements of SFAS 133 in respect of derivative contracts are not satisfied, those derivative contracts are marked to market with gains and losses recognised directly in net income.

We will revise future filing disclosures to make this accounting treatment clearer.

2

We note your disclosure on page 344 that when the critical terms of the hedge instrument are identical to the hedge item at hedge inception date, the short-cut method of assessing hedge ineffectiveness is used for fair value hedges of certain fixed rate assets and liabilities. We infer from your disclosures that you use the long haul method only for a small number of your fair value hedges. In order for us to more fully understand how you apply the short-cut method, please tell us the following for each of your short-cut fair value hedging relationships:

•	Hedging instrument;

•	Hedged item;

•	How the hedging relationship meets all of the conditions required by paragraph 68 of SFAS 133 to allow use of the short-cut method; and

•	How each hedging relationship for prepayable assets and liabilities, if applicable, complies with paragraph 68(d) of SFAS 133 as amended.

HSBC's North American subsidiaries make use of the assumption of no ineffectiveness in their fair value hedge accounting (commonly referred to as the 'shortcut' method) for certain hedges relating to the following categories of assets and liabilities:

•	Debt securities classified as available-for-sale
•	Customer deposits
•	Debt issuances

All of the above categories of assets and liabilities, together with the related hedging instruments, are US dollar denominated.

These relationships meet the applicable conditions in paragraph 68 of SFAS 133, paragraphs (a) to (h). Specifically, in summary, for this population of hedges:

(a)	The notional amount of the interest rate swap matches the principal amount of the debt security held (or the hedged portion thereof) or the deposit/debt liability (or the hedged portion) being hedged.
(b)	The fair value of the interest rate swap at the inception of the hedging relationship is zero.
(c)	The formula for computing net settlement under the interest rate swap is the same for each net settlement.
(d)	None of the hedged items are prepayable, other than certain debt issuances (explained below).
(dd)	The index on which the variable leg of the swap is based matches the benchmark interest rate designated as the interest rate risk being hedged for that hedging relationship.
(e)	Any other terms in the interest-bearing financial instruments or interest rate swaps are typical of those instruments and do not invalidate the assumption of no ineffectiveness.
(f)	The expiration date of the swap matches the maturity date of the hedged item.

(g)	There is no floor or cap on the variable interest rate of the swap.
(h)

The interval between repricings on the variable interest rate in the interest rate swap is frequent enough to assume that the variable rate payment or receipt is at a market rate (generally three to six months or less).

Each of these criteria was assessed for each new hedging relationship at hedge inception. If any one of these criteria was not met, the hedging relationship was either accounted for under the 'long-haul' method whereby effectiveness is assessed and ineffectiveness on effective hedges is recorded in the income statement, or the hedge relationship was determined to be ineffective for accounting purposes and the derivative was marked to market with gains and losses recorded directly in net income.

There are a small number of fair value hedges of fixed rate debt accounted for under the long-haul method. There were 34 swaps with a total notional amount of US$3.0 billion accounted for under this method as at December 31, 2004.

Debt securities classified as available-for-sale

At December 31, 2004, HSBC had 38 shortcut hedges of fixed rate available-for-sale debt securities with a total nominal value of US$958 million. These are each hedged with receive floating, pay fixed interest rate swaps satisfying the criteria of paragraph 68 of SFAS 133, paragraphs (a) to (h), as outlined above.

None of the hedging relationships involved prepayable securities.

Customer deposits

At December 31, 2004, HSBC had 8 shortcut hedges of fixed rate certificates of deposit or fixed term customer deposits with a total nominal value of US$1,010 million. These deposits are each hedged with receive fixed, pay floating interest rate swaps satisfying the criteria of paragraph 68 of SFAS 133, paragraphs (a) to (h), as outlined above.

None of the hedging relationships involved prepayable deposits.

Debt issuances

At 31 December 2004, HSBC had 119 shortcut hedges of fixed rate debt which can be analysed as follows:

	Number of swaps	Notional principal
		US$ millions

Plain vanilla debt	71	14,484
Callable debt	6	925
Debt with embedded death puts	9	450
Callable debt with embedded death puts	33	632

	119	16,491

Plain vanilla debt

The plain vanilla shortcut hedges of fixed rate debt were achieved with receive fixed, pay floating interest rate swaps satisfying the criteria of paragraph 68 of SFAS 133, paragraphs (a) to (h), as outlined above.

Callable debt

The relationships involving debt issuances which are callable at HSBC's option are hedged by interest rate swaps containing a mirror-image option. These satisfy the criteria of paragraph 68 of SFAS 133, paragraphs (a) to (h), as outlined above. In accordance with DIG Issue E-4 (question 3), the terms of the call option embedded in the debt are matched by a written put option embedded in the swap whose maturities, notional amounts (for the proportion of the debt hedged), timing and frequency of payments and dates of exercise are matched. The debt is callable by HSBC at par and the swap puttable by the counterparty at no cost.

Debt and callable debt with embedded death puts

For the debt issued which contains an embedded option permitting the customer’s estate to put the debt in the event of death of the holder, the debt is hedged with receive fixed, pay floating interest rate swaps that meet the criteria of paragraph 68 of SFAS 133, paragraphs (a) to (h) and DIG Issue E-6 and, accordingly, qualify for shortcut accounting.

For each of the above categories of debt, differences that exist between the coupon on the debt and the fixed rate leg of the swap at the date of initiation of the hedging relationship are attributable to credit spread and interest rate curve pricing differences.

Confirmations

We confirm that :

–	HSBC Holdings plc is responsible for the adequacy and accuracy of the disclosure in its filings;
–	Staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
–	HSBC Holdings plc may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely